SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

CoLucid Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19716T101
(CUSIP Number)

December 31, 2016
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 19716T101

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners VI, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	0%
12)	Type of Reporting Person	PN

CUSIP No. 19716T101

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	DP VI Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11)	Percent of Class Represented by Amount in Row (9)	0%
12)	Type of Reporting Person	PN

CUSIP No. 19716T101

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on January 19, 2016 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4	–	Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference.  The ownership reported therein is as of December 31, 2016.

Item 5	–	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 19716T101

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2017

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact